FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Free translation of a letter, dated September 27, 2004, about the summons to the Ordinary General Shareholders Meeting to be held on November 2, 2004

FREE TRANSLATION

FOR IMMEDIATE RELEASE

September 27, 2004

Chairman of the Comisión Nacional de Valores

Dr. Hugo Medina

Dear Sirs,

Ref.: Chapter XXI.2 of the Rules (NT 2001).

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (the “Company” or “Telecom Argentina”) to inform you in accordance to the referred rule, that in its meeting of last Friday September 24, the Board of Directors of the Company resolved to call shareholders of an Ordinary General Meeting to be held on November 2, 2004 to deal with the issuance of Notes (“Obligaciones Negociables”) to be delivered in exchanged of currently existing debt, in the context to the debt restructuring process.

The relevant documentation to be submitted in anticipation to the summoned shareholders meeting, will be sent in due time.

Furthermore, as informed in previous occasions, the controlled subsidiary Telecom Personal S.A. (“Telecom Personal”) has launched the proposal to restructure its debt. Telecom Argentina, as creditor to Telecom Personal for an amount of P$78,209,225, has had the opportunity to elect one of the three options offered to all creditors (options A, B and C), by which the transaction can be considered under normal and ordinary market conditions. In the meeting of September 24, 2004 the Board of Directors of Telecom Argentina, with the participation of the members of the Audit Committee, has ratified the decision of the officers of the Company, in relation to the debt restructuring proposal of Telecom Personal, that have elected Option A denominated in US Dollars.

Sincerely,

Maria Delia Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 28, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director